# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number _____0-16174_____

## TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

**5 Basel Street, P.O. Box 3190**
**Petach Tikva 49131  Israel**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    __X__                                                    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                                              No \_\_\_X\_\_\_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.                    Web Site: www.tevapharm.com

_____

Contact:      Dan Suesskind
                    Chief Financial Officer
                    Teva Pharmaceutical Industries Ltd.
                    (011) 972-2-589-2840
              George Barrett
                    President and CEO
                    Teva North America
**FOR IMMEDIATE RELEASE**        (215) 591-3030
              Dorit Meltzer
                    Director, Investor Relations
                    Teva Pharmaceutical Industries Ltd.
                    (011) 972-3-926-7554

## TEVA ANNOUNCES APPROVAL OF CLOZAPINE TABLETS, 25 MG AND 100 MG

Jerusalem, Israel, April 27, 2005 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the Company's ANDA for Clozapine Tablets, 25 mg and 100 mg.  Shipment of this product is expected to begin immediately.

Teva's Clozapine Tablets are the AB-rated generic equivalent of Novartis' antipsychotic agent Clozaril® Tablets.

Total annual sales of this product, including brand and generic sales, are approximately $183 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.  Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.                    Web Site: www.tevapharm.com

---

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:     /s/  Dan Suesskind
          Name: Dan Suesskind
          Title: Chief Financial Officer

Date: April 27, 2005